40-33
811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM L 9+

SEC MAIL PROCESSING RECEIVED
JUL 26 2004
WASH. D.C. 179 SECTION

July 21, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., and A I M Distributors, Inc., one copy of **Answer of INVESCO Funds Group, Inc. and A I M Distributors, Inc.** and **Notice of Alternative Dispute Resolution and Case Management Procedures** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

04042208

Enclosures

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

MF

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-072104SEC.doc
072104 (1) vxv

FILED
U.S. DISTRICT COURT
AUGUSTA DIV.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

2004 JUL 20 PM 4: 07

CLERK 26
SO. DIST. OF GA.

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,

Plaintiff,

-against-

INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. CV304-031

ANSWER OF INVESCO FUNDS GROUP, INC. AND A I M DISTRIBUTORS, INC.

NOW COME INVESCO Funds Group, Inc. ("INVESCO") and A I M Distributors, Inc. ("A I M"), defendants in the above-captioned matter, and answer plaintiff's complaint as follows:

1. INVESCO and A I M (collectively referred to herein as "defendants") are without knowledge or information sufficient to form a belief as to the truth of the allegations of Paragraph 1 of plaintiff's complaint.

2. Defendants deny the allegations of Paragraph 2 of plaintiff's complaint, except they admit that INVESCO is a Delaware corporation and that mutual funds in the INVESCO mutual fund complex were offered and sold to the public, and assert that INVESCO is essentially no longer a functioning entity, and that its operations were, during 2003 and 2004, largely integrated into and subsumed by A I M and its affiliates.

3. Defendants admit the allegations contained in Paragraph 3 of plaintiff's complaint.

4. Defendants admit that plaintiff purports to base jurisdiction on the cited statutory sections but state whether this Court has jurisdiction is a legal conclusion to which no response is required. To the extent that the plaintiff intends to allege any facts, those allegations are denied.

5.-6. The allegations contained in Paragraphs 5 and 6 of plaintiff's complaint state conclusions of law to which no response is required. To the extent that the plaintiff intends to allege any facts, those allegations are denied.

7. Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 7 of plaintiff's complaint, and respectfully refer to the documents referenced therein for their contents.

8. Defendants deny the allegations contained in Paragraph 8 of plaintiff's complaint, except they assert that fees paid for certain shareholder services, marketing or distribution are generally known as fees paid pursuant to a 12b-1 plan, that mutual funds generally retain investment advisors for portfolio selection services, and respectfully refer to Rule 12b-1 for its contents.

9. Defendants deny the allegations contained in Paragraph 9 of plaintiff's complaint, and respectfully refer to the NASD rules for their contents, and assert that NASD Rule 2830 governs the quantum of 12b-1 fees.

10. Defendants deny the allegations contained in Paragraph 10 of plaintiff's complaint, except they are without knowledge or information sufficient to form a belief as to the truth of the allegations about "many fund advisers".

11. Defendants deny the allegations contained in Paragraph 11 of plaintiff's complaint.

12. Defendants deny the allegations contained in Paragraph 12 of plaintiff's complaint, except they are without knowledge or information sufficient to form a belief as to the truth of the allegations that "Mr. Ragan has continuously owned shares of" INVESCO Dynamics Fund and INVESCO Health Sciences Fund.

13. Defendants admit, on information and belief, the allegations contained in Paragraph 13 of plaintiff's complaint.

14. Defendants deny the allegations contained in Paragraph 14 of plaintiff's complaint, except admit that counsel for INVESCO responded to a letter allegedly sent on behalf of plaintiff, and respectfully refer to that response and the documents referenced therein for their contents.

15. The allegations contained in Paragraph 15 of plaintiff's complaint state legal conclusions to which no response is required. To the extent that the plaintiff intends to allege any facts, those allegations are denied.

16.-17. Defendants deny the allegations contained in Paragraphs 16 and17 of plaintiff's complaint.

18.-22. Defendants deny the allegations contained in Paragraphs 18-22 of plaintiff's complaint except they admit that plaintiff purports to bring this action as a class action.

23. Defendants are without knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 23 of plaintiff's complaint.

24.-26. Defendants deny the allegations contained in Paragraphs 24-26 of plaintiff's complaint.

COUNT I

27. In response to Paragraph 27 of plaintiff's complaint, defendants repeat and reallege their responses to the preceding paragraphs of plaintiff's complaint as if set forth fully herein.

28.-30. Defendants deny the allegations contained in Paragraphs 28-30 of plaintiff's complaint.

COUNT II

31. In response to Paragraph 31 of plaintiff's complaint, defendants repeat and reallege their responses to the preceding paragraphs of plaintiff's complaint as if set forth fully herein.

32.-34. Defendants deny the allegations contained in Paragraphs 32-34 of plaintiff's complaint.

COUNT III

35. In response to Paragraph 35 of plaintiff's complaint, defendants repeat and reallege their responses to the preceding paragraphs of plaintiff's complaint as if set forth fully herein.

36.-38. Defendants deny the allegations contained in Paragraphs 36-38 of plaintiff's complaint.

COUNT IV

39. In response to Paragraph 39 of plaintiff's complaint, defendants repeat and reallege their responses to the preceding paragraphs of plaintiff's complaint as if set forth fully herein.

40.-41. Defendants deny the allegations contained in Paragraphs 40-41 of plaintiff's complaint.

42. The allegations contained in Paragraph 42 of plaintiff's complaint state conclusions of law to which no response is required. To the extent that the plaintiff intends to allege any facts, those allegations are denied.

43. Defendants deny each and every other allegation contained in plaintiff's complaint not heretofore specifically answered.

FIRST AFFIRMATIVE DEFENSE

The Complaint fails to state a claim against the defendants upon which relief may be granted.

SECOND AFFIRMATIVE DEFENSE

Claims asserted in the Complaint are derivative claims, not properly brought as class claims under Rule 23, Fed. Rule Civ. P., and this action is not properly brought as a class action.

THIRD AFFIRMATIVE DEFENSE

The Complaint fails to allege a legally cognizable theory of damages.

FOURTH AFFIRMATIVE DEFENSE

The claims asserted by plaintiff are barred in whole or in part by the applicable statutes of limitation.

FIFTH AFFIRMATIVE DEFENSE

The claims asserted by plaintiff are barred by the doctrines of laches, waiver, estoppel and ratification.

SIXTH AFFIRMATIVE DEFENSE

Plaintiff lacks standing to assert the claims in the Complaint.

SEVENTH AFFIRMATIVE DEFENSE

The claims of plaintiff and the members of the purported class are barred because they have incurred no damages as a result of defendants' alleged conduct and/or have failed to mitigate their damages.

EIGHTH AFFIRMATIVE DEFENSE

In the event that plaintiff's purported class is certified, defendants reserve the right to assert any and all other and further defenses against any member of any class that may be certified.

NINTH AFFIRMATIVE DEFENSE

A majority of the disinterested Trustees approved the challenged fees.

TENTH AFFIRMATIVE DEFENSE

Plaintiff, by purchasing Fund shares and reinvesting, agreed with, accepted, endorsed and otherwise approved the level of challenged fees. Accordingly, Plaintiff is estopped and otherwise barred from complaining about the challenged fees.

ELEVENTH AFFIRMATIVE DEFENSE

The challenged fees, as calculated by the defendants, are expressly permitted by the National Association of Securities Dealers Rule 2830.

TWELFTH AFFIRMATIVE DEFENSE

Plaintiff lacks standing to challenge fees paid by Funds other than the Funds in which he is a security holder.

THIRTEENTH AFFIRMATIVE DEFENSE

Plaintiff lacks standing to challenge the level of 12b-1 fees paid by classes of shares of his Funds other than the class of shares which he owns.

FOURTEENTH AFFIRMATIVE DEFENSE

Defendants fully and timely disclosed all relevant information regarding the challenged fees.

FIFTEENTH AFFIRMATIVE DEFENSE

Plaintiff knew, or in the exercise of reasonable care, should have known, all of the relevant information concerning the challenged fees. In addition, he was free at all relevant times to sell the shares he owned in the Funds.

SIXTEENTH AFFIRMATIVE DEFENSE

The Board of Trustees of the Funds considered the letter dated May 20, 2003 allegedly sent on behalf of plaintiff, and the Board (including a majority of its disinterested trustees) properly exercised its business judgment by adopting the position that the "allegations [in the May 20, 2003 letter] were inaccurate and were not based upon any improprieties occasioned either by the Funds or by INVESCO with respect to the payment of 12b-1 fees by Investor Class shares of the three funds."

SEVENTEENTH AFFIRMATIVE DEFENSE

Defendants hereby give notice that they intend to rely upon such other defenses as may come available or ascertained during the course of discovery proceedings, and hereby reserve the right to amend this Answer to assert any such defense.

WHEREFORE, defendants INVESCO Funds Group, Inc. and A I M Distributors, Inc. demand judgment dismissing the Complaint and awarding them their costs, attorneys' fees and such other and further relief as this Court deems just and proper.

THOMAS W. TUCKER
Georgia Bar No. 717975

OF COUNSEL:

TUCKER, EVERITT, LONG, BREWTON & LANIER
Post Office Box 2426
Augusta, Georgia 30903
(706) 722-0771

DANIEL A. POLLACK
EDWARD T. MCDERMOTT
ANTHONY ZACCARIA

OF COUNSEL:

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
(212) 575-4700
(212) 575-6560

Attorneys for Defendants INVESCO Funds Group, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

This is to certify that on the 26th day of July, 2004, I served a copy of the within and foregoing ANSWER OF INVESCO FUNDS GROUP, INC. AND A I M DISTRIBUTORS, INC. upon the following by depositing a copy of same in the United States mail with adequate postage affixed thereon to ensure proper delivery addressed as set forth below:

John C. Bell, Jr.
Bell & James
945 Broad Street, 3rd Floor
P. O. Box 1547
Augusta, GA 30903-1547

Andrew P. Campbell
Campbell, Waller & Poer, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

K. Stephen Jackson
K. Stephen Jackson, PC
Black Diamond Bldg.
2229 First Avenue, North
Birmingham, Alabama 35203

THOMAS W. TUCKER
Georgia Bar No. 717975

FILED
U.S. DISTRICT COURT
AUGUSTA DIV.

2004 JUL 20 PM 4: 07

CLERK [signature]
SO. DIST. OF GA.

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF GEORGIA

DUBLIN **DIVISION**

HERMAN C. RAGAN,

Plaintiff,

vs.

Case No. CV 304-031

INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.,

Defendant.

NOTICE OF ALTERNATIVE DISPUTE RESOLUTION and CASE MANAGEMENT PROCEDURES

(LITIGANTS' BILL OF RIGHTS)

S.D. Ga. LR 16.7

Litigants in this Court may wish to utilize procedures that are available to assist the speedy and efficient resolution of civil cases. This notice **must** be furnished by plaintiff's counsel to his client and served with the complaint upon all defendants. Counsel for each party represented shall ensure that the notice is filled out, signed by the party, and returned to the Clerk's office (1) by counsel for the plaintiff within 15 days of filing the complaint, and (2) by counsel for the defendant with the answer or other responsive pleading.

Notice to Parties and Counsel

1. If all parties in a case elect to do so, a civil case in this Court can be referred to non-binding mediation. The purpose of such is to assist the parties in understanding the strengths and weaknesses of their respective positions and to facilitate settlement.

Do you wish to use such a procedure and for your lawyer to meet with opposing counsel and a Judge of this Court to establish a mediation plan for this case?

No
(answer yes or no)

2. If the parties in a case elect to do so, a civil case in this Court can be referred to binding or non-binding arbitration. In some instances, arbitration may be quicker, cheaper, and less formal than litigation. Its outcome can be binding or purely advisory, depending on the parties' agreement. The parties can also agree to tailor the rules of procedure.

Do you wish to consider such a procedure and for your lawyer to meet with opposing counsel and a Judge of this Court to establish an arbitration plan for this case?

No
(answer yes or no)

3. If all parties in a case consent and the Court concurs, the right to proceed before a United States District Judge may be waived, and the case can be presided over by a United States Magistrate Judge.

Would you like to **consider** use of a Magistrate Judge and receive more information on this alternative?

No
(answer yes or no)

4. After the complaint and answer are filed in a case, the rules of this Court normally allow four (4) months for the completion of discovery. If discovery continues for a longer period of time, it will be because the attorneys have requested an extension of time from the Court.

5. If justified by the complexity or difficulty of a case, the Court will consider the entry of a special case management order. After hearing from the parties, this order would supersede the Local Rules and provide new dates for the different aspects of discovery, amendments to the pleadings, the filing of motions, conferences with the Court, and preparation for the ultimate pretrial order and trial of the case.

The lawyers for all of the parties are encouraged to consult concerning the need for such a case management order.

6. At the completion of discovery and before trial, each party will be required to participate in the filing of a pretrial order. In most cases, there will also be a pretrial conference with the presiding Judge. At the conference, the Court will inquire about the prospects for

settlement of the case. Normally the Court will require the client to be present in person or by telephone.

By Order of the Court.

____
Clerk of Court

I have reviewed with my attorney the above notice and have indicated my desired responses to paragraphs 1, 2, and 3.

This 19th day of July, 2004

Coleman Tucker
Name and signature of party or Representative
Coleman Tucker, Esq.

Certificate of Counsel

I have furnished a copy of this notice to the party represented by me (including any insurance company assisting with the cost of defense) and discussed with my client responses to paragraphs 1, 2, and 3 which have been noted. I have also served opposing counsel with a copy of this completed notice.

This 20th day of July, 2004

____
Thomas W. Tucker, Esq.
Attorney for INVESCO Funds Group, Inc.
and A I M Distributors, Inc.

NOTE: If there is unanimity among the parties that the case should be referred to mediation, arbitration, or a Magistrate Judge, counsel for the plaintiff shall so notify the Clerk, who will then inform the presiding District Judge of the parties' interest in one or more of these procedures.